Item 1.02 - Exhibit 1.02

CONFLICT MINERALS REPORT OF BLOUNT INTERNATIONAL, INC.
This Conflict Minerals Report for the year ended December 31, 2013, is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Act”). For the purpose of the required Reasonable Country of Origin Inquiry (“RCOI”), Blount International, Inc. (hereinafter “Blount” or “Company”) continued to receive supply chain responses through May 29, 2014.
This Conflict Minerals Report of Blount is not audited, as allowed where registrant’s products are "Democratic Republic of the Congo ("DRC") conflict undeterminable.”
Introduction - Company and Product Overview
Blount is a global industrial company that designs, manufactures, and markets equipment, replacement and component parts, and accessories to end users and original equipment manufacturers (“OEMs”). Blount also contracts to manufacture and purchases products manufactured by other suppliers to sell into its markets.
Blount’s Forestry, Lawn, and Garden (“FLAG”) segment manufactures and markets cutting chain, guide bars, and drive sprockets for chain saw use, and lawnmower and edger blades for outdoor power equipment and purchases replacement parts and accessories related to its market from other manufacturers.
Blount’s Farm Ranch and Agriculture (“FRAG”) segment, designs, manufactures, assembles and markets attachments and implements for tractors in a variety of mowing, cutting, clearing, material handling, landscaping and grounds maintenance applications, as well as log splitters, post-hole diggers, self-propelled lawnmowers, attachments for off-highway construction equipment applications, and other general purpose tractor attachments. The FRAG segment also purchases replacement parts and accessories from other manufacturers that relate to its market.
Blount also operates a Concrete Cutting and Finishing ("CCF") equipment business that manufactures and markets diamond cutting chain and assembles and markets concrete cutting chain saws for the construction and utility markets.
Supply Chain and Due Diligence Program Overview
Blount’s Supply Chain department is coordinating with Blount’s various business units to determine whether any of Blount’s products contain tin, tantalum, tungsten and/or gold (“3TG”), and if so, to conduct an RCOI. Blount analyzed its products and found that 3TG can be found in certain types of its products, including but not limited to electrical components, engines, blades, replacement parts and other direct materials (“3TG Products”). Therefore, certain products Blount manufactures or distributes to its markets are subject to the reporting obligations of Rule 13p-1 of the Act.
To determine the country of origin of 3TG, Blount relies heavily on requests to suppliers to provide that information. Blount selected the iPoint Conflict Minerals Platform (“iPCMP”) to collect and assess information requested from Blount’s suppliers. The iPCMP platform allows our suppliers to register and provide responses online, which is gathered utilizing the Electronic Industry Citizenship Coalition® (“EICC®”) and the Global e-Sustainability Initiative (“GeSI”) reporting template. With the iPMCP platform, Blount will be able to implement:

•	Global communication to supply chain partners regarding the Dodd-Frank Act (“Dodd-Frank”) and its reporting requirements;

•	Product-level assessments of compliance with RCOI and further due diligence, if necessary; and

•	Ongoing monitoring and assessment of global supply chain.
Reasonable Country of Origin Inquiry (RCOI) and RCOI Conclusion
Blount has initiated inquiries, utilizing the iPCMP platform, to its suppliers to verify that all products in Blount’s supply chain are “conflict free.” However, Blount has over 1,000 suppliers to obtain information from and anticipates that it will take some time to complete an exhaustive inquiry.
Despite having conducted a good faith RCOI, Blount has concluded that our supply chain remains “DRC conflict undeterminable.” We have reached this conclusion because we have been unable to determine the origin of all of the 3TG used in our electrical components, engines, blades, replacement parts and other direct materials. Blount is continuing its diligent efforts to confirm country of origin information regarding all 3TG in its supply chain.